UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Barracuda Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

068323104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 068323104

1.	Name of Reporting Person. Zachary S. Levow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,387,681
	6.	Shared Voting Power 341,399
	7.	Sole Dispositive Power 2,387,681
	8.	Shared Dispositive Power 341,399

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,729,080 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 2,170,439 shares of common stock held by the Reporting Person; (ii) 211,912 shares of common stock held by the Levow Family 2010 Irrevocable Trust dated June 29, 2010 for which the Reporting Person serves as a trustee; (iii) 100,524 shares of common stock held by the Zach Levow 2015 Grantor Retained Annuity Trust, dated October 1, 2015 for which the Reporting Person serves as trustee; (iv) 100,524 shares of common stock held by the Holly Levow 2015 Grantor Retained Annuity Trust, dated October 1, 2015 for which the Reporting Person’s spouse serves as trustee; (v) 28,963 shares of common stock held by the Reporting Person’s spouse; and (vi) 116,718 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2017.
(2)	On November 26, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Project Deep Blue Holdings, LLC, a Delaware limited liability company (“Newco”) and Project Deep Blue Merger Corp., a Delaware corporation and wholly owned subsidiary of Newco. Pursuant to the Merger Agreement, on February 12, 2018, each share of Issuer common stock was cancelled and converted into the right to receive $27.55 per share in cash, without interest and less any applicable withholding taxes.
(3)	Based on 53,672,307 shares of the Issuer’s common stock outstanding as of December 29, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2017, filed with the Securities and Exchange Commission on January 9, 2018.

Item 1.

(a)	Name of Issuer:

Barracuda Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3175 S. Winchester Blvd.

Campbell, CA 95008

Item 2.

(a)	Name of Person Filing:

Zachary S. Levow

(b)	Address of Principal Business Office or, if none, Residence:

c/o Barracuda Networks, Inc.

3175 S. Winchester Blvd.

Campbell, CA 95008

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number: 068323104

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: (i) 2,170,439 shares of common stock held by the Reporting Person; (ii) 211,912 shares of common stock held by the Levow Family 2010 Irrevocable Trust dated June 29, 2010 for which the Reporting Person serves as a trustee; (iii) 100,524 shares of common stock held by the Zach Levow 2015 Grantor Retained Annuity Trust, dated October 1, 2015 for which the Reporting Person serves as trustee; (iv) 100,524 shares of common stock held by the Holly Levow 2015 Grantor Retained Annuity Trust, dated October 1, 2015 for which the Reporting Person’s spouse serves as trustee; (v) 28,963 shares of common stock held by the Reporting Person’s spouse; and (vi) 116,718 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2017.

On November 26, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Project Deep Blue Holdings, LLC, a Delaware limited liability company (“Newco”) and Project Deep Blue Merger Corp., a Delaware corporation and wholly owned subsidiary of Newco. Pursuant to the Merger Agreement, on February 12, 2018, each share of Issuer common stock was cancelled and converted into the right to receive $27.55 per share in cash, without interest and less any applicable withholding taxes.

(b)	Percent of class: 5.1% (1)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	2,387,681

(ii) Shared power to vote or to direct the vote	341,399

(iii) Sole power to dispose or to direct the disposition of	2,387,681

(iv) Shared power to dispose or to direct the disposition of	341,399

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

(1)	Based on 53,672,307 shares of the Issuer’s common stock outstanding as of December 29, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2017, filed with the Securities and Exchange Commission on January 9, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date

/s/ Zachary S. Levow
Zachary S. Levow